Confidential Treatment Requested by Taylor Capital Group, Inc.

Pursuant to 17 C.F.R §200.83

October 5, 2012

VIA EDGAR

Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Taylor Capital Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 9, 2012

File No. 000-50034

Dear Mr. Pande:

Below are the Company’s responses to the staff’s comments set forth in your letter dated September 5, 2012. In order to facilitate your review of our responses, we have duplicated the staff’s comments below in bold, italicized text.

The Company respectfully requests confidential treatment for certain omitted sections of this letter indicated by bracketed asterisks (“[***]”) below pursuant to Rule 83 promulgated by the Securities and Exchange Commission (the “Commission”), 17 C.F.R. §200.83 (“Rule 83”). Pursuant to Rule 83, the Company’s omitted responses will be provided to the staff under separate cover in hard copy. We request that these omitted sections be maintained in confidence, not be made part of any public record and not be disclosed to any person, because of the commercially sensitive nature of the omitted information. In the event that the Commission receives a request for access to the confidential sections herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to Brian T. Black, General Counsel, Taylor Capital Group, Inc., Brian T. Black, General Counsel, Taylor Capital Group, Inc., 9550 West Higgins Road, Rosemont, Illinois 60018.

Additionally, the Company has voluntarily enclosed with the paper copy of this letter supplemental materials responsive to the staff’s comments on a confidential basis. The supplemental information is being provided to the staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of this response, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the staff’s review of the supplemental information. In addition, in accordance with Rule 83, the Company requests confidential treatment due to the commercially sensitive nature of this information.

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment requests, pursuant to Rule 83.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting and Reporting Policies – Loans Held for Sale, page 96

Comment No. 1. We note your disclosure that pursuant to your agreement to sell residential mortgage loans in the normal course of business, you are subject to general representations and warranties on the underlying loans sold related to credit information, loan documentation, collateral and insurability. We also note that you have established a repurchase reserve. Please provide us a roll-forward of the repurchase reserve for 2011 and the six months ended June 30, 2012 and to the extent considered material provide a roll-forward of this obligation for each period presented and discuss any trends in future filings. Also, consider discussing the number and balance of loans re-purchased during the periods presented and describe the primary reasons you were required to re-purchase the loans or to make payments related to your recourse exposure.

Company Response:

The following is a roll-forward of the Company’s repurchase reserve for 2011 and the six months ended June 30, 2012:

Balance 12/31/10	$327,593
2011 additions to reserve	682,926
2011 indemnification payments	(16,203)

Ending Balance 12/31/11	994,316

YTD June 2012 additions to reserve	684,482
YTD June 2012 indemnification payments	(4,185)

Ending Balance 06/30/12	$1,674,613

During the periods covered, the Company was not required to repurchase any loans subject to its general representations and warranties covering these residential mortgage loans. Although the Company has not been required to repurchase any loans, the Company made indemnification payments of approximately $20,000 for six loans with an original aggregate principal balance of $887,000. When the Company is required to indemnify an investor, it must pay a nominal fee and return any premium paid to the Company by the investor. The indemnified loans were primarily nonperforming FHA insured loans. Because the loans are insured, the Company does not anticipate experiencing any additional losses or indemnification payments related to these loans.

Subsequent to June 30, 2012, the Company was required to repurchase three conventional mortgage loans with an aggregate current principal balance of $598,000 due to technical defects, for which it made approximately $8,000 of payments to return the premium paid to the Company by the investor. Each of these loans is performing and the Company does not anticipate experiencing any additional losses or indemnification payments related to these loans. Furthermore, the Company has no additional repurchase requests outstanding at this time.

Based upon the limited level of activity described above, the Company does not consider additional disclosure to be necessary at the present time. To the extent that the repurchase reserve liability, the number of loans, the principal amount of loans repurchased or related payments become material, the Company will consider adding disclosures in future filings.

Note 9, Income Taxes, page 117

Comment No. 2. We note that during the fourth quarter of 2011 you reversed your entire valuation allowance on your net deferred tax asset based on your conclusion that the positive evidence outweighed the negative and your determination that it was more-likely-than-not that these deferred tax assets will be realized. We further note that you have disclosed some of the positive and negative evidence evaluated in making your determination of the possible future realization of deferred tax assets. We understand that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is a significant negative evidence such as recurring net losses in prior periods and an accumulated deficit. Please provide us with a robust analysis detailing both the positive and negative evidence considered, and how each piece of evidence was weighted, to overcome the significant negative evidence in determining the level of valuation allowance as of December 31, 2011. Further, tell us how you considered it appropriate to reverse the entire amount of valuation allowance during the quarter ended December 31, 2011 as opposed to another amount for which it could be determined that it would be more-likely-than-not that the deferred tax asset could be realized. Please explain how management contemplated other courses of action, including reversing varying amount of this valuation allowance over an extended period of time, such as in future quarters, years, etc.

Company Response:

[***]

Comment No. 3. As a related matter, please expand your disclosures in future filings, beginning with your Form 10-Q for the quarterly period ended September 30, 2012, to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, disclose the minimum annualized rate at which taxable income must increase during the tax NOL carry forward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon in your decision not to establish a valuation allowance against the asset.

Company Response:

[***]

Beginning with the Form 10-Q for the quarter ended September 30, 2012, the Company will enhance its disclosure in the Income Tax section of Management’s Discussion and Analysis to discuss any uncertainties surrounding the realization of its deferred tax asset and the material assumptions underlying the determination that the deferred tax asset will be realized. The proposed disclosure, using June 30, 2012 information, with additions to the original disclosure underlined and deletions marked, is as follows:

“Income Taxes

Income tax expense increased from $249,000 in the first six months of 2011 to $16.3 million for the first six months of 2012, an increase of $16.1 million. This increase was primarily due to the increase in our income before income taxes, which increased from a loss of $756,000 in the first six months of 2011 to income of $40.0 million in the first six months of 2012. During the third quarter of 2008, we established a valuation allowance against our deferred tax asset. However, during the fourth quarter of ~~At December 31,~~ 2011, we released the $73.2 million valuation allowance against our net deferred tax assets. As this valuation allowance no longer exists, income tax expense is recognized on the statement of operations.

As of June 30, 2012, the deferred tax asset totaled $56.5 million, which, in the judgment of management, will more-likely-than-not be fully realized. The largest components of the deferred tax asset are associated with the allowance for loan losses, basis adjustments on our portfolio of other real estate owned assets and federal and state net operating loss carry forwards. We are largely relying on earnings generated in the current year and forecasted earnings in future years in making the determination that we will more-likely-than not realize our deferred tax asset.

In making this determination, we considered our recent earnings trends and the prospects that the key drivers of profitability will continue in the future. Since 2008, we have operated under an on-going “fix and grow” strategy which focused on remediating asset quality issues, while simultaneously growing and diversifying our earnings stream. After experiencing several years of significant losses, we recorded pre-tax book income of $18.0 million during the full year of 2011 and $40.0 million through the first six months of 2012. The improved operating results are mainly due to growth in our mortgage operations, a decrease in the provision for loan losses, and growth in our commercial and industrial portfolio, primarily from our asset based lending business. For purposes of this determination, we used forecasts of future earnings that do not rely on significant increases in the level of profitability to realize our deferred tax asset. In addition, the forecasts do not rely on asset sales, non-routine transactions, a material change in the relationship between taxable income and pre-tax book income or any tax strategies. Earnings forecasts are subject to a variety of risks and uncertainties that could impact our operations. For a description of the various risks and uncertainties impacting our operations, see the Risk Factors included in our recent Annual Report on Form 10-K for the period ended December 31, 2011, filed on March 9, 2012.

Income tax expense during the ~~The~~ first six months of 2011 included the release of the residual tax effects of changes in the beginning of the year valuation allowance previously allocated to other comprehensive income. This is partially offset by an income tax benefit due to a change in the State of Illinois tax rate as applied to our January 1, 2011 net deferred tax asset after valuation allowance.”

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in your letter. We appreciate your review of and assistance with our response. Please contact me at (847) 653-7070 if you have any questions or require additional information.

Sincerely,

/s/ Randall T. Conte
Randall T. Conte Chief Financial Officer

cc:	Terry Kenny, KPMG